

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2019

Jeffrey D. Buchanan
Chief Financial Offier
AMERICAN OUTDOOR BRANDS CORP
2100 Roosevelt Avenue
Springfiled, MA 01104

> **Re: AMERICAN OUTDOOR BRANDS CORP**
> **Form 10-K for the Year Ended April 30, 2019**
> **File No. 001-31552**

Dear Mr. Buchanan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing